


06011672

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date March 1, 2006

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release 1 March 2006: CSM 2005 annual results, exploiting our numer one position in Bakery Supplies and PURAC.

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Wer

Mariëtte Mantel
CSM nv

dlw 3/15

Enclosure(s)

CSM

CSM nv
Corporate Communications

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 63 20
F 020 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM 2005 ANNUAL RESULTS
EXPLOITING OUR NUMBER ONE POSITIONS IN BAKERY SUPPLIES AND PURAC

Diemen, the Netherlands, 01 March 2006

2005 financial highlights:

- Net sales from continuing operations decreased by 4.2% to € 2.618,0 million, mainly as result of divestments and impacted by 52 weeks in 2005 vs 53 weeks in 2004; organic sales growth was -0.2%;
- Operating result from continuing operations before exceptional items amounted to € 169.1 million, a decrease of 12%. Margins improved gradually throughout the year;
- Total net income amounted to € 423.4 million, positively impacted by total exceptional items mainly as a result of divestments (profit on sale of Sugar Confectionery) negatively impacted by restructuring charges;
- Net debt position reduced by € 610.9 million to € 425.3 million per year-end 2005;
- Execution of restructuring and purchasing elements of the 3S program progressed ahead of plan; € 19 million savings realized in 2005. The restructuring charge taken in 2005 amounted to € 58 million;
- Proposed dividend: € 0.80 per share (2004: € 0.80).

Key figures

millions of euros	**2005**	**2004**	**Change**
Net Sales from continuing operations	**2,618.0**	**2,731.7**	**(4.2%)**
Operating result before exceptional items	169.1	192.2	(12.0%)
Exceptionals	-34.8	5.9	
Operating result	134.3	198.1	(32.2%)
Result from discontinued operations	368.1	54.9	570.5%
Net Income	423.4	159.7	165.1%
EPS (in €)	5.72	2.01	184.6%
ROS before exceptionals (in %)	6.5%	7.0%	

Gerard Hoetmer, CEO, commenting on the strategy and results:
"We have a clear strategy to exploit our worldwide number one positions of Bakery Supplies and PURAC. The PURAC strategy was built after reviewing various options, validated by a third party.

CSM's conglomerate days are clearly over following the sale of Sugar Confectionery early 2005 and assuming the sale of the Sugar division in the course of 2006.

We will forcefully exploit our leadership positions. Our 3S-program will see us drive down our costs by € 110 million in 2008. We will intensify our innovation rate; tripling our sales of new products to 15% in Bakery Supplies. PURAC will continue to lead the growth and development of the lactic acid markets. Our strong competitive advantages, combined with a commercial focus on targeted growth segments will drive strong organic growth.

Execution is the key to success of the strategy. The first results of our restructuring initiatives amount to € 19 million realized in 2005. The majority of the "2005" projects will materialize in 2006.

We have strengthened our management across the board, and we are successfully executing our 3S-program. We are confident on improving our performance of continuing operations in 2006.

Last year we have started to optimize our capital structure and have returned over € 200 million to our shareholders by dividends and share buy backs. The strategic initiatives as outlined above, will allow us to optimize our balance sheet still further. We intend to return up to € 250 million to our shareholders in 2006, consisting of dividends and share buy backs.

These planned strategic initiatives together with the actions already taken in the last six months, clearly show our intention to drive forward shareholder value in the short and long term."

Strategic update, focused on successfully exploiting our leadership positions
The strategic initiatives for the upcoming three years are based on our earlier published 3S-program; Strong Company, Sharp Team and Solid Performance. The sharpened strategy is geared towards exploiting our market leading positions to drive strong organic growth, by achieving cost leadership, product innovation and focusing on growing segments.

Strategic highlights
- Strategic focus on two activities: Bakery Supplies and PURAC
- Driving strong organic sales growth by exploiting number one positions
- Restructuring and purchasing improvements have commenced, leading ultimately to € 110 million annualized cost savings in 2008
- Strategic capital allocation has been reviewed; CSM intends to return up to € 250 million to shareholders in 2006 by dividends and share buy backs

Reaffirmed financial targets 2008
- The strategy will realize financial Group targets of at least 8.5% ROS and 12% ROCE (including goodwill) by 2008
- <u>Bakery supplies, 2008 targets:</u>



- ROS to rise to 8-10%, from 5.9% (2005)
- ROCE to improve to 11-13% from 8.1% (2005)
- Achieving top line growth 1-2% above market growth

▪ PURAC, 2008 targets:
  - ROS to restore from 8% (2005) to 15-20%
  - ROCE to improve from 7.8% (2005) to 15-20%
  - Average sales growth close to historical growth level

Strategy Bakery Supplies

CSM Bakery Supplies holds a number one position in the industry. Organic revenue growth will be driven by exploiting synergies from rolling out existing services to our customers in other regions. In addition, by using our innovation leadership in the European and US markets, our sales from new products will triple to 15% with the additional R&D expenses being funded by cost savings. Combined with a commercial focus on growing segments, such as healthy and indulgence products, top line growth will result in a 1-2% above market growth.

At the same time, Bakery Supplies will focus strongly on cost leadership and margin improvement, by further streamlining the organization to leverage scale and drive down cost. After achieving savings of € 8 million in 2005 we expect to create additional cost savings of an additional € 70 million by 2008.

These initiatives will result in improved efficiency and improved operating leverage, reflected in a ROS target in the range of 8 to 10% in 2008 and a ROCE target (including goodwill) in the range of 11 to 13% in 2008.

In the short term we will focus on organic growth in the European and US Bakeries Supplies markets. After restoring profitability we will prudently start pursuing bolt-on acquisitions, leveraging our leadership in these markets where we can clearly see consolidation opportunities that will allow us to enhance our position and returns. We will at that moment explore selective entries in new markets to follow our customers and to transfer innovation and capabilities.

Strategy PURAC

PURAC, operating in a global growth market, will strongly focus on innovation and cost leadership. Long-term growth in this market is driven by increased attention to food safety and food preservation and developments in biodegradable materials. By forcefully driving down costs on the one hand, and further exploiting its leading position in the lactic acid and derivatives market on the other, PURAC will arrest and reverse the ROS decline seen in recent results. Furthermore, PURAC is strengthening its commercial organization, going from a product-oriented company to a company with a strong customer focused approach. This customer-oriented organization will be supported by a market unit structure where we will develop profitable niche applications and optimize our positions in both new and mature markets. This will enable PURAC to deliver strong organic sales growth and optimize its margins.

The cost reductions will not only entail restructuring measures, but also optimizing sourcing, reducing processing costs and rationalize warehousing. These cost measures will lead to savings of at least € 20 million by 2008. Half of these cost savings will be invested in innovation and growth. Also

the completion of the Thailand plant at year-end 2007 will create substantial production cost improvements and significant benefits in balancing sales and sourcing currencies.

After reviewing all options for PURAC together with a third party we have decided on the strategy in place. We will however be sensitive to maximizing shareholder value while seeking to restore margins from 8% in 2005 to 15-20%. in 2008. At the same time improving the ROCE from 7.8% to 15-20% in 2008.

Restructuring program 2005-2007

In 2005, € 19 million of savings has been realized, ahead of the 2005 target of € 15 million. Closures of facilities (9 realized, another 3 announced) and FTE reductions (696 FTE realized, representing 7% of the total workforce, in total 1.100 FTE announced) were the main contributors. € 2 million of the savings were reinvested in the business in 2005. The related restructuring charge was € 58 million.

In 2006, additional savings are targeted. The restructuring plan calls for a total annualized cost saving of at least € 55 million in 2006, progressing to the € 110 million target in 2008. Approximately half of the additional savings will directly contribute to an improved operating result, coming mostly in the second half of the year.

Optimizing Capital allocation

CSM's capital structure improved significantly in 2005. Based on the current financial ratios, debt levels could increase by € 250 – 300 million and still remain an investment grade credit rating, to which CSM is committed. CSM is committed to return up to € 250 million to shareholders in 2006, consisting of dividends and share buy backs. The latter is subject to both fiscal limitations and covenants in our private placement loan.

Business developments in CSM divisions in 2005

Bakery Supplies Europe: declining operating result trend is bottoming out

Market conditions remained challenging in 2005. Net sales were impacted by the termination of non-profitable business, partly off-set by new product launches and a positive development of the Out of Home-segment. Organic sales growth was 1% negative. Net sales amounted to € 1,085.6 million in 2005, compared to € 1,148.8 million in 2004.

The focus on cost cutting in the supply chain continued in the second half of 2005, resulting in the bottoming out of the declining operating result trend. Operating result (before exceptional items) declined by 14% to € 55.8 million.

Bakery Supplies North America: improved operating margins

Sales grew organically by 1%, driven by product innovations. Reported net sales declined slightly to € 1,025.0 million in 2005 (2004: € 1,047.0 million), mainly due to investments. Improved efficiency and savings from the integration of Henry&Henry and Baker&Baker into H.C. Brill resulted in improved operating margins in the second half of 2005. Operating result (before exceptional items) improved to € 69.7 million in 2005, an increase of 12% compared with 2004 (€ 62.2 million).



PURAC: modest sales growth, result impacted by higher costs and pricing pressure
Net sales increased by 4% to € 281 million in 2005 (2004: € 271.3). Organic sales growth amounted to 2%. Operating result was impacted by pricing pressure as a result of increased competition, higher costs of raw materials and energy (€ 4.6 million) and negative currency effects (€ 6.3 million). At the start of 2006, PURAC succeeded in passing on the higher costs in its selling prices. The benefits of restructuring and purchasing measures, which commenced in 2005 are expected to gradually materialize in 2006. Operating result (before exceptional items) amounted to € 22.5 million (2004: € 44.1 million).

Sugar: efficiency improved, stable operating result
Net sales decreased by 14% to € 226.4 million (2004: € 264.6 million), mainly as a result of a combination of the divestment of the 40% interest in Nedalco and EU quota reduction. Organic sales growth was 4% negative. Operating result (before exceptional items) remained stable at 40.8 million, representing an improved operating margin to 18%. Anticipating the changed EU market regulations, the Breda factory was closed in order to improve efficiency, leading to € 11 million of savings in 2005.

Dividend proposal
Upon adoption of the financial statements, holders of ordinary shares and of depositary receipts of ordinary shares will be proposed a cash dividend of € 0.80 per ordinary share for 2005. The proposed amount for the cash dividend equals the cash dividend for 2004.

Prospects CSM 2006
Bakery SuppliesEurope
Sales growth is expected to be limited. Benefiting from the cost improvement projects, an improvement in operating result (before exceptional items) is expected in 2006.
Bakery SuppliesNorth America
Building on initiatives started in 2005, the trend of sales growth and improving margins is expected to continue in 2006. An increase in operating result is expected in 2006
PURAC
A tighter strategic focus, geared at product innovation and new applications is expected to drive sales volume growth close to historical growth rates. In combination with price increases and ongoing aggressive cost cutting measures, a substantial increase in operating result is expected in 2006.
Sugar
Changes in the EU sugar regime is expected to lower the operating result in 2006. The investigation of the potential sale of the Sugar division is expected to be finalized in the second half of 2006.

CSM total
For the total group we have targeted additional savings for 2006, bringing total savings from the improvement plan to € 55 million, of which half will contribute directly to the operating result. Building on the initiated measures and given the prospects for the divisions as outlined above, we are confident on improving the results of the continuing operations in 2006.

For more information, please contact:

Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / mobile +44 (0)7767 227506

Appendices

1. Key Figures
2. Financial Notes
3. Business Developments in the Divisions
4. Consolidated Profit and Loss Account
5. Consolidated Profit and Loss Account for Continuing Operations before Exceptional Items
6. Consolidated Balance Sheet
7. Summarized Consolidated Cash Flow Statement

Webcast

The presentation that Messrs Hoetmer (CEO) and Kramer (CFO) are providing for analysts can be followed live via www.csm.nl from 11.00 hours (CET) on Wednesday, 1 March 2006.

Background Information

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of € 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

1. Key figures	2005	2004
millions of euros		
Net sales	2,618	2,732
Operating result from continuing operations	134	198
Result after taxes from continuing activities	55	105
Result after taxes from continuing and discontinued operations	423	160
Cash flow from operating activities	79	190
Depreciation fixed assets from continuing activities	76	78
Capital expenditure on fixed assets from continuing activities	99	108
Shareholders' equity	946	807
Market capitalization	1,644	1,744
millions of euros		
Per ordinary share		
Earnings from continuing operations	0.75	1.29
Earnings from continuing and discontinued operations	5.72	2.01
Dividend	0.80	0.80
Cash flow from operating activities	1.07	2.48
Shareholders' equity [1]	13.26	10.60
Share price as at 31 December	23.03	22.92
Highest price in calendar year	26.96	24.00
Lowest price in calendar year	20.87	16.92
Ratios		
ROS % [2]	5,1	7.3
Result after taxes from continuing activities/net sales %	2.1	3.8
ROCE excluding goodwill % [3]	16.2	23.5
ROCE including goodwill % [4]	6.9	10.1
Dividend pay-out ratio	14.0	39.8
Interest cover [5]	3.7	4.3
Balance sheet total : shareholders' equity	1 : 0.4	1 : 0.3
Net debt position : shareholders' equity [6]	1 : 2.2	1 : 0.9
Current assets : current liabilities	1 : 0.6	1 : 0.8
Net debt position/EBITDA [7]	1.8	2.8
Number of employees	8,458	13,242
Number of issued ordinary shares	78,354,449	80,866,886
Number of ordinary shares outstanding with third parties [8]	71,371,595	76,073,681
Number of ordinary shares with dividend rights	71,371,595	76,073,681
Weighted average number of outstanding ordinary shares	74,061,602	76,485,850

1 Shareholders' equity per share is shareholders' equity divided by the number of ordinary shares with dividend rights.
2 ROS is the operating result from continuing operations divided by net sales x 100.
3 ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5 Interest cover is the operating result before exceptional items divided by net interest income and charges.
6 Net debt position is the interest-bearing debts minus cash and cash equivalents.
7 EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization", or "Operating result before depreciation of fixed assets and before exceptional items".
8 Number of shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

2. Financial notes

Results

Net sales from continuing operations decreased by 4.2% to € 2,618.0 million (2004: € 2,731.7 million). The negative effect of divestments on net sales was € 117.0 million. Exchange rates had a marginally positive effect of € 7.8 million on net sales from continuing operations. Autonomously, net sales fell by 0.2%. The comparison with 2004 is impacted by the fact that financial year 2004 consisted of 53 weeks in our consolidation.

The operating result from continuing operations before exceptional items decreased by 12.0% to € 169.1 million compared with 2004 (€ 192.2 million). This decrease was caused mainly by lower results at CSM Bakery Supplies Europe and PURAC. The operating result including exceptional items amounted to € 134.3 million. Exceptional items had a negative effect of € 34.8 million. They consist mainly of restructuring plans at all divisions, the write-down of fixed assets, and a one-off book profit on the sale of business premises.

The result after taxes from continuing operations including exceptional items amounted to € 55.3 million (2004: € 104.8 million). Earnings per share from continuing operations including exceptional items decreased to € 0.75 (2004: € 1.29).
The result after taxes from continuing and discontinued operations amounted to € 423.4 million due to the result from the sale of CSM Sugar Confectionery. Earnings per share including discontinued operations amounted to € 5.72.

On balance, financial income and charges showed a modest decrease by € 1.6 million to € 59.0 million (2004: € 60.6 million). Interest charges fell due to the lower net debt position following the sale of CSM Sugar Confectionery. This fall was largely offset by one-off charges in respect of the repurchase of the cumulative financing preference shares, the repayment of the US dollar loan, and the write-down of a loan to a former subsidiary.

The tax burden from continuing operations increased to 26.6 % (2004: 23.8%).

Balance Sheet

The balance sheet total decreased to € 2,183.3 million (2004: 2,674.0 million), mainly due to the sale of CSM Sugar Confectionery.



Shareholders' equity before profit appropriation rose by € 262.8 million to € 946.4 million mainly as a result of the addition of the profit over 2005, minus the payment of dividend and the repurchase of depositary receipts of our own shares.

Cash Flow

Cash flow from operating activities was € 79.0 million (2004: € 190.1 million), mainly due to restructuring charges and lower results.

Cash flow from investment activities was € 711.0 million, mainly as a result of the sale of CSM Sugar Confectionery. Capital expenditure was € 87.9 million (2004: € 108.4 million).

Cash flow from financing activities was € 791.2 million negative, as a result of loan repayments and the repurchase of depositary receipts of shares.

Financing

The net debt position fell by € 440.6 million to € 425.3 million (2004: € 865.9 million) largely as a result of the proceeds from the sale of CSM Sugar Confectionery, the repurchase of depositary receipts of own shares and due to application of IFRS (the recognition of the cumulative financing preference and derivatives as debt).

As at 31 December 2005 the interest-bearing long-term debt amounted to € 468.5 million (31 December 2004: € 551.9 million). The average effective interest rate of the non-current liabilities outstanding as at 31 December 2005 was 6.23% and the average remaining term was 5.3 years (31 December 2004: average interest rate 5.59% and average term 5.3 years). The increase in the average effective interest rate is caused by the IFRS-required classification of cumulative financing preference shares as debt instead of equity (average interest rate 6.13%) and the repayment of bank overdrafts.

3. Business developments in the divisions

Bakery Supplies Europe

millions of euros	2005 before exceptional items	2005	2004 before exceptional items	2004
Net sales	1,085.6	1,085.6	1,148.8	1,148.8
Operating result	55.8	43.2	65.1	77.4
ROS%	5.1	4.0	5.7	6.7
ROCE including goodwill %	6.8	5.2	7.6	9.0

Business Developments
2005 was a difficult year. This was due mainly to persistently poor market conditions and large-scale reorganizations carried out in numerous countries. The net divisional sales of € 1,085.6 million was 6% down on the previous year (2004: € 1,148.8 million). Excluding the effect of divestments (amongst others, BakeMark Sweden and Finland), sales fell by approximately 1% compared with 2004. Fierce competition led to pricing pressure in the market. Procurement cost savings helped to counter-balance the price erosion.

Sales in Germany decreased largely due to a decrease in sales to independent bakeries; the OOH segment, on the other hand, showed good progress partly as a result of the favorable developments in coffee bars, most of which form part of globally operating chains. In France the reorganizations and the closure of two production sites for white French bread (frozen baguettes) put pressure on sales and results. In the UK the results picked up after a difficult first half-year. Efficiency was improved by reorganization and by merging activities. Prices in the supermarket chain sales channel (in-store bakeries) came under pressure. Good results in the traditional bakery segment were realized in Italy, thanks to a growing market share. In the Benelux the OOH segment showed relatively strong growth in sales. A new automation-system played a key role in improving customer service.

Prospects
Economic forecasts for the current year predict a limited increase in growth in Europe. In such a climate we expect moderate (autonomous) growth in sales through, amongst others, new products and concepts. The reorganizations, particularly in the UK and France, in combination with additional measures under the 3S-Program, will make a considerable impact on the costs.
In January 2006 we announced a reorganization for BakeMark UK which will result in the loss of 74 jobs (exceptional charge of € 3 million). The sale of some of the Unipro Nederland activities in early February 2006 will generate exceptional income of approximately € 1.5 million which will be credited to the result for the current year. Excluding any exceptional items, we expect an increase in the operating result in 2006.



Bakkery Supplies North America

millions of euros	2005 before exceptional items	2005	2004 before exceptional items	2004
Net sales	1,025.0	1,025.0	1,047.0	1,047.0
Operating result	69.7	63.5	62.2	55.9
ROS%	6.8	6.2	5.9	5.3
ROCE including goodwill %	9.6	8.8	8.3	7.5

Business Developments

Net sales of Bakkery Supplies North America decreased slightly to € 1,025.0 million in 2005 (2004: € 1,047.0 million), also as a result of divestments. Excluding the divestments, net sales increased by 1%. Both H.C. Brill and Caravan realized strong volume growth with excellent sales from the cookies and multigrain products in particular. The operating result before exceptionals rose by 12.0% to € 69.7 million (2004: € 62.2 million) as a result of efficiency improvements and growth. Hurricane Katrina triggered a steep rise in the price of sugar. Furthermore, higher energy charges increased the fuel costs. This was counterbalanced by lower grain prices thanks to a record harvest.

The average euro-dollar exchange rate in 2005 was €/US$ = 1.24 (2004: €/US$ = 1.24). Net sales in dollars for 2005 were US$ 1,273.6 million (2004: US$ 1,301.3 million).
The marginal increase in the US dollar had a positive impact of around 0.8% on the operating result, or € 0.5 million.

Prospects

Now that the division is strongly focused as a result of the reorganizations and given a continued good economic climate, we are positive about the sales growth in 2006. We expect the current and future reorganizations (3S-Program) to have a favorable effect on the operating result in the current year. Excluding exceptional items, we anticipate a higher operating result for 2006.



PURAC

millions of euros	**2005** **before exceptional items**	**2005**	**2004***
Net sales	281.0	281.0	271.3
Operating result	22.5	17.0	44.1
ROS%	8.08	6.0	16.3
ROCE including goodwill %	7.8	5.9	17.9

* no exceptional items were recorded for 2004

Business Developments

In 2005 PURAC realized sales of € 281.0 million (2004: € 271.3 million). Sales grew organically by 2%, sales volume rose by an average of 6%, reflecting the pricing pressure resulting from increased competition. Prices remained stable in the second half of 2005.

As expected, the operating result was lower and, excluding exceptional items, amounted to € 22.5 million (2004: € 44.1 million). Much of the production of PURAC still takes place in euro countries, while the competition operates mainly in dollar-related countries. As a consequence PURAC hedges its US dollar exposure for 2005 at the rate of $ 1.30 which negatively impacted results. In addition, the stronger Brazilian real had a negative effect on the export margins. Total negative currency effects amounted to € 6.3 million. In addition, the higher costs of raw materials and energy had a negative effect of € 4.6 million on the operating result and could not be passed on so far.

Prospects

Product renewal, new applications and further market development will be important drivers of future growth. At the beginning of 2006 we raised the prices of our products by around 3% to compensate for the higher costs of energy and raw materials. Volume growth close to historic rates and cost-cutting programs close to historic rates will improve the operating result. The initiated cost-cutting programs in 2005 and the planned measures for 2006 will contribute to an improvement in the operating result, in particular in the second half of the year.



Sugar

millions of euros	2005 before exceptional items	2005	2004 before exceptional items	2004
Net sales	226.4	226.4	264.6	264.6
Operating result	40.8	30.3	40.8	42.2
ROS%	18.0	13.4	15.4	15.9
ROCE including goodwill %	36.1	26.8	33.0	34.2

Business developments

Net sales of CSM Sugar fell by 15% in 2005 to € 226.4 million (2004: € 264.6 million) largely as a result of the divestment of our 40% stake in Nedalco. In addition, the tighter EU sugar policy meant that the production quota was cut by 13%. Organic sales growth was 4% negative.

Sugar prices in Europe came under pressure from the EU sugar surplus on the one hand and the price war between the supermarket chains in the Netherlands on the other.

In anticipation of the new EU Sugar Regulation CSM Sugar closed down its beet-processing capacity in Breda. This led to a cost reduction of € 11 million. These operational cost savings enabled CSM Sugar to offset the above-mentioned price pressure.

Despite the lower sales, the operating result before exceptional items remained at the same level of € 40.8 million in 2005 (2004: € 40.8 million). The operational margin (ROS) rose from 15.4% to 18.0%.

Prospects

For the current year we expect a lower operating result due to persistent pressure on the sugar margins in the EU market.

4. Consolidated Profit and Loss Account

millions of euros	2005	2004
Continuing operations		
Net sales	2,618.0	2,731.7
Costs of raw materials and consumables	-1,462.5	-1,524.6
Added value	**1,155.5**	**1,207.1**
Production costs	-439.4	-414.0
Warehousing and distribution costs	-184.2	-183.5
Gross profit	**531.9**	**609.6**
Selling expenses	-215.2	-224.7
General and administrative expenses	-178.8	-221.5
Other costs	-5.1	-
Other proceeds	1.5	34.7
Operating result	**134.3**	**198.1**
Financial income	11.6	10.0
Financial charges	-70.6	-70.6
Result before taxes from continuing operations	**75.3**	**137.5**
Taxes	-20.0	-32.7
Result after taxes from continuing operations	**55.3**	**104.8**
Discontinued operations		
Result after taxes*	2.7	54.9
Result from sale after taxes	365.4	-
Result from discontinued operations	368.1	54.9
Result after taxes	**423.4**	**159.7**
Per ordinary share in euros		
Earnings from continuing operations	0.75	1.29
Diluted earnings from continuing operations	0.73	1.28
Earnings from discontinued operations	4.97	0.72
Diluted earnings from discontinued operations	4.87	0.72
Earnings	5.72	2.01
Diluted earnings	5.60	2.00

* The result from discontinued operations comprises the result of CSM Sugar Confectionery excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (2005: 24.8% and 2004: 23.8%).



5. Consolidated Profit and Loss Account for Continuing Operations before Exceptional Items

millions of euros	2005 before exceptional items	Exceptional items	2005 total	2004 before exceptional items	Exceptional items	2004 total
Net turnover	2,618.0	-	2,618.0	2,731.7		2,731.7
Costs of raw materials and consumables	-1,462.5	-	-1,462.5	-1,524.6		-1,524.6
Added value	**1,155.5**	-	**1,155.5**	**1,207.1**		**1,207.1**
Production costs	-402.8	-36.6	-439.4	-397.0	-17.0	-414.0
Warehousing and distribution costs	-178.9	-5.3	-184.2	-183.5		-183.5
Gross profit	573.8	-41.9	531.9	626.6	-17.0	609.6
Selling expenses	-210.5	-4.7	-215.2	-221.7	-3.0	-224.7
General and administrative expenses	-194.2	15.4	-178.8	-212.7	-8.8	-221.5
Other costs	-	-5.1	-5.1	-	-	-
Other proceeds	-	-1.5	1.5	-	34.7	34.7
Operating result	**169.1**	**-34.8**	**134.3**	**192.2**	**5.9**	**198.1**
Financial income	11.6	-	11.6	10.0		10.0
Financial charges	-70.6	-	-70.6	-70.6		-70.6
Result before taxes from continuing operations	**110.1**	**-34.8**	**75.3**	**131.6**	**5.9**	**137.5**
Taxes	-29.3	9.3	-20.0	-31.7	-1.0	-32.7
Result after taxes from continuing operations	**80.8**	**-25.5**	**55.3**	**99.9**	**4.9**	**104.8**

6. Consolidated Balance Sheet

before profit appropriation, millions of euros	31-12-2005	31-12-2004
Assets		
Property, plant & equipment	618.9	593.9
Intangible fixed assets	648.9	627.9
Financial fixed assets	9.4	17.6
Deferred tax assets	49.6	62.1
Total fixed assets	**1,326.8**	**1,301.5**
Stocks	403.3	391.5
Receivables	344.1	333.6
Tax assets	30.8	6.3
Cash and cash equivalents	78.3	76.1
Assets held for sale	-	565.0
Total current assets	**856.5**	**1,372.5**
Total	**2,183.3**	**2,674.0**
Liabilities		
Shareholders' equity	**946.4**	**806.5**
Provisions	166.0	176.1
Deferred tax liabilities	82.1	92.4
Non-current liabilities	468.5	551.9
Total non-current liabilities	**716.6**	**820.4**
Interest-bearing current liabilities	35.1	390.1
Trade payables	238.7	279.7
Other non-interest-bearing current liabilities	213.2	186.7
Tax liabilities	33.3	15.2
Liabilities held for sale	-	175.4
Total current liabilities	**520.3**	**1,047.1**
Total	**2,183.3**	**2,674.0**



7. Summarized Consolidated Cash Flow Statement

millions of euros	2005	2004
Cash flow from operating activities		
Result after taxes	423.4	159.7
Adjusted for:		
- Discontinued operations	-368.1	-54.9
- Depreciation of fixed assets	75.5	77.6
- Impairment of fixed assets	9.8	14.5
- Result from divestments of fixed assets	-9.7	-
- Result from sale of group companies and activities	3.6	-34.7
- Share options	0.6	-
- Financial income and charges	59,0	60,6
- Taxes	20.0	32.7
Cash flow from operating activities before movements in working capital	214.1	255.5
Movement in provisions	-0.3	-3.3
Movements in working capital		-
- receivables	-13.6	-4.6
- stocks	-1.1	-2.4
- non-interest-bearing current liabilities	-45.3	15.5
Cash flow from business operations	**153.8**	**260.7**
Net interest paid	-51.5	-50.8
Tax paid on profit	-23.3	-19.8
Cash flow from operating activities	**79.0**	**190.1**
Cash flow from investment activities		
Discontinued operations	-13.2	57.2
Sale of discontinued operations	778.2	-
Acquisition of group companies	-	2.6
Sale of group companies	11.3	59.8
Capital expenditure on property, plant & equipment	-87.9	-108.4
Divestment of property, plant & equipment	22.6	2.1
Cash flow from investment activities	**711.0**	**13.3**
Cash flow from financing activities		
Proceeds from interest-bearing debts	16.7	37.3
Repayments of interest-bearing debts	-628.8	-183.9
Repurchase of own shares	-112.0	-35.7
Paid-out dividend	-67.1	-30.7
Cash flow from financing activities	**-791.2**	**-213.0**
Net cash flow	-1.2	-9.6
Effects of exchange rate differences on cash and cash equivalents	3.4	-2.2
Increase/decrease cash and cash equivalents	2.2	-11.8
Cash and cash equivalents at start of financial year	76.1	87.9
Cash and cash equivalents at close of financial year	78.3	76.1